THE MAXUS FUNDS


Dear Shareholder:

What a difference a year makes. The 1994 bear market in bonds gave way to a renewed bull market in 1995; and while stocks never experienced anything close to a bear market in 1994, it sure seems as if they did compared to the 30% plus returns in the Dow Jones Industrials and S&P 500 in 1995. By year end, the Dow had stampeded through the 5000 mark while the S&P 500 managed to close above 600, both historical records.

The Maxus Income Fund managed to post a total return of 16.15% for 1995, which was a welcome balance to the negative return of 1994. The strategic positioning of the portfolio at the end of 1994 enabled the Fund to post this return in spite of its exceptionally short maturity mix and conservative approach to the bond market in general. The strategy continues to pay off as The Maxus Income Fund has continued to advance through the first several weeks of 1996, while the bond market has remained relatively flat.

The Maxus Equity Fund posted a 22.43% total return for 1995. While this result was clearly less than the S&P 500, it was in line with funds having a general value-oriented philosophy. Moreover, The Maxus Equity Fund's very cautious approach, generally high cash position, and low volatility (beta) relative to the market, place it in a somewhat unique category relative to all funds in general. In spite of its continuing conservative posture, The Maxus Equity Fund continued to outperform the S&P 500 during the five year period which ended last December.

With the spectacular results of 1995 in both stock and bonds now behind us, the continued momentum in the early weeks of 1996 would give reason to suspect that a market correction may be near at hand. With an increasing number of advisors becoming bullish (generally a sign of market top), secular trend watchers are becoming increasingly suspicious that the market can maintain this upward thrust.

Other signs of a top also may be beginning to appear. As I pointed out in the 1995 semi-annual report, the strong upward path of both the stock and bond markets have been sustained for over 12 years by regular reductions in interest rates and inflation, while corporate profits have benefited by increases in productivity due to technological advancements and downsizing, and a generally weak dollar vis-a-vis the major world currencies.

Both interest rates and inflation have been unable to break the lows set nearly two years ago, and while there is some speculation that rates will decline further in the coming months, it is exceedingly clear that the opportunity for a continued decline in these rates, compared to their secular highs set in the early 1980's, has been pretty much exhausted. Moreover, it is now clear that the rate of increase in corporate profits appears to be slowing significantly. That rate has declined in each succeeding quarter of 1995, and forecasts call for further declines in 1996. Lastly, the dollar has advanced recently in relation to major world currencies, and this advance is bound to negatively affect the profitability of certain foreign source revenue.

It now appears that the latest estimates from the Bureau of Labor Statistics indicate that productivity increases are also slowing significantly, advancing a paltry 1.4% annual rate in the third quarter of 1995. The implication is that it will be increasingly difficult for the economy to grow at more than 2% annually without increases in both interest rates and inflation. The recent increases in the price of gold and other key commodities may be indicative of these problems down the road.

The short term implications for stock prices are always unclear. For now, the great rush to own stocks fueled by the market performance of 1995, continues to push prices higher. Econometric models produced by Elaine Garzarelli suggest that interest rates and other key indicators will need to advance significantly before the market runs into trouble. The ongoing sector corrections within the market may also suggest that stock prices are not overly speculative, and until increased speculation develops, a major correction is not at hand.

The danger signals, then, seem to be appearing only on the economic front. It is no wonder that good economists do not make good money managers. For example, I consider Robert Guilliet to be among the most insightful economists of our time. Yet Dr. Guilliet has been suggesting for the past several years that economic conditions are (or soon will be) ripe for the market to turn negative. He has always qualified his remarks by pointing out that an overvalued market says nothing about market timing, i.e. markets may be overvalued for indefinite periods of time.

My position is more moderate. I do not believe that the market is excessively overvalued and a bear market is about to begin nor do I believe that interest rates and various other key indicators must advance significantly before stocks begin to decline. Rather, it seems to me that the major stock and bond market advance which began in the early 1980's is firmly behind us and that long term investors should lower their expectations with regard to the years immediately ahead.



Richard A. Barone

Maxus Laureate Fund


For the calendar year 1995, the Maxus Laureate Fund achieved a total return of 14.41%. This return fell short of our benchmark as capital appreciation funds increased just over thirty percent as measured by Lipper Analytical Services.

Although the fund was not as aggressively positioned as it could have been, it has become apparent the overall investment strategy assumes less risk than the average capital appreciation fund. Therefore, I must consider assuming greater risk or look at other benchmarks for a more realistic measure of success.

Our thematic approach allows us the flexibility to invest in many differing asset classes on a global basis. This approach is similar to the multiasset global universe of mutual funds reported on and followed by Morningstar Mutual Funds, Inc. Morningstar provides a respected mutual fund evaluation service for the retail and institutional markets. As a secondary benchmark, we will report results on this universe of mutual funds. For the calendar year 1995, the average total return for this universe equaled 16.17%

The flow of funds into the U.S. equity market continues unabated. This liquidity is driving the market higher. However, the valuations being reached are troubling, especially since earning growth rates have recently been decelerating and could deteriorate further in the months ahead. We suspect, if interest rates disappoint the consensus by moving higher rather than lower, the equity market will noticeably struggle to maintain its gains.

As this is written, assets have been deployed toward defensive type funds as the market appears to be overextended. Emphasis has been in selecting funds which concentrate their assets in energy, natural resources and other commodities. Early in the first quarter of 1996 we deployed assets into Acorn International and Lexington Worldwide Emerging Markets Fund. Acorn International is a foreign stock fund focusing on small to midcap stocks. Lexington Worldwide, as its name implies, invests in emerging markets which appear to offer returns greater than our domestic markets over time.

The future for Laureate holds great potential and I anticipate an exciting year ahead. More than ever I appreciate the phrase, "past performance is not indicative of future results." We look forward to a prosperous year and thank all our shareholders for their continued support.


Alan G. Miller

                          INDEPENDENT AUDITOR'S REPORT


To The Shareholders and
Board of Directors
Maxus Laureate Fund

We have audited the accompanying statement of assets and liabilities of Maxus Laureate Fund, including the schedule of portfolio investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the periods then ended, and financial highlights for each of the two years in the period then ended and for the period from May 1, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Laureate Fund as of December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the periods then ended, and the financial highlights for each of the two years in the periods then ended and for the period from May 1, 1993 to December 31, 1993, in conformity with generally accepted accounting principles.



McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 22, 1996

Maxus Laureate Fund
                                                       Schedule of Investments
                                                             December 31, 1995

================================================================================
Shares                                          Cost   Market Value % of Assets
- --------------------------------------------------------------------------------
Aggressive Growth
  17,921  Rydex Nova....................      250,035       250,538
                                              -------       -------
                                              250,035       250,538      16.59%
Growth
     206  Heartland Value...............        5,952         5,766
  19,380  Neuberger & Berman Manhattan F      250,025       235,271
                                              -------       -------
                                              255,977       241,037      15.96%
Specialty/Sector
  22,645  Invesco Energy Fund...........      250,025       257,246
  10,808  T. Rowe Price New Era Fund....      250,025       244,812
                                              -------       -------
                                              500,050       502,058      33.25%
Asset Allocation
  18,465  Roberts Stephens Contrarian...      250,057       254,440      16.85%


Total Investments.......................   $1,256,119    $1,248,073      82.65%

     Other Assets Less Liabilities..................       $261,918      17.35%
     Net Assets - Equivalent to $9.82 per share on
     153,780 shares of capital stock outstanding....     $1,509,991     100.00%
                                                         ==========























 The accompanying notes are an integral part of the financial statements.

Maxus Laureate Fund


                                             Statement of Assets & Liabilities
                                                             December 31, 1995
Assets:
  Investment Securities at Market Value
   (Identified Cost - $1,256,119) .............................      $1,248,073
  Cash ........................................................         231,849
  Receivables:
    Investment Securities Sold .................................              0
    Dividends and Interest .....................................         37,821
  Other Assets .................................................         13,313
                                                                         ------
        Total Assets ...........................................     $1,531,056
Liabilities
  Payables:
    Investment Securities Purchased ............................             $0
    Shareholder Distributions ..................................              0
    Accrued Expenses ...........................................          7,425
    Other ......................................................         13,640
                                                                         ------
        Total Liabilities ......................................        $21,065
Net Assets .....................................................     $1,509,991
Net Assets Consist of:
  Capital Paid In ..............................................     $1,536,866
  Accumulated Realized Gain (Loss) on Investments - Net ........        (18,829)
  Unrealized Appreciation in Value
   of Investments Based on Identified Cost - Net ...............         (8,046)
                                                                         -------
  Net Assets, for 153,780 Shares Outstanding ...................     $1,509,991
  Net Asset Value and Redemption Price
      Per Share ($1,509,991/153,780 shares) ....................          $9.82
  Offering Price Per Share .....................................          $9.82


                                                       Statement of Operations
                                                             December 31, 1995

Investment Income:
   Dividends ...................................................        $19,173
   Interest ....................................................         17,467
                                                                         ------
       Total Investment Income .................................        $36,640
Expenses:
   Accounting and Pricing ......................................          9,044
   Amortization of Organization Expense ........................          5,712
   Audit .......................................................          6,066
   Custody .....................................................          5,301
   Distribution Plan Expenses ..................................          8,467
   Legal .......................................................          5,460
   Management Fees (Note 2) ....................................         16,939
   Registration ................................................          2,025
   Trustee Fees (Note 3) .......................................          1,300
   Printing & Miscellaneous ....................................          5,099
                                                                          -----
       Total Expenses ..........................................         65,413
Net Investment Income (Loss) ...................................        (28,773)
Realized and Unrealized Gain (Loss) on Investments
    Realized Gain (Loss) on Investments ........................        263,105
    Unrealized Gain (Loss)
      from Appreciation (Depreciation) on Investments ..........        (12,316)
                                                                        --------
Net Realized and Unrealized Gain (Loss) on Investments .........       $250,789

Net Increase (Decrease) in Net Assets from Operations ..........       $222,016
                                                                       ========

    The accompanying notes are an integral part of the financial statements.

Maxus Laureate Fund


                                            Statement of Changes in Net Assets

                                                       01/01/95       01/01/94
                                                          to             to
                                                       12/31/95       12/31/94
                                                       --------       --------
From Operations:
   Net Investment Income (Loss) ..................      $(28,773)      $(22,131)
   Net Realized Gain (Loss) on Investments .......       263,105       (112,382)
   Net Unrealized Appreciation (Depreciation) ....       (12,316)        40,980
                                                         --------        ------
   Increase (Decrease) in Net Assets from
    Operation ....................................       222,016        (93,533)
From Distributions to Shareholders
   Net Investment Income (Loss) ..................             0              0
   Net Realized Gain (Loss) from Security
   Transactions ..................................      (163,629)             0
                                                        ---------       -------
   Net Increase (Decrease) from Distributions ....      (163,629)             0
From Capital Share Transactions:
   Proceeds From Sale of 12,041 Shares ...........       121,069        802,743
   Net  Asset  Value of  14,922 shares issued on
     Reinvestment of Dividends ...................       147,644        182,239
   Cost of 80,976 Shares Redeemed ................      (815,064)    (1,007,386)
                                                        ---------    -----------
                                                        (546,351)       (22,404)
Net Increase (Decrease) in Net Assets ............      (487,964)      (115,937)
Net Assets at Beginning of Period (including
   undistributed net investment
income of 0 and $0, respectively) ................     1,997,955      2,113,892
Net Assets at End of Period (including
   undistributed net investment income
   of $0 and $10, respectively) ..................    $1,509,991     $1,997,955
                                                      ==========     ==========


                                                          Financial Highlights

Selected data for a share of common stock outstanding throughout the period:
                                           01/01/95     01/01/94      05/01/93
                                              to           to             to
                                           12/31/95     12/31/94      12/31/93*
                                           --------     --------      ---------
Net Asset Value -
   Beginning of Period ..................   $9.62         $9.96        $10.00
Net Investment Income ...................   (0.19)        (0.08)        (0.07)
Net Gains or (Losses) on Securities
  (realized and unrealized) .............    1.57         (0.26)         1.16
                                             ----         ------         ----
Total from Investment Operations ........    1.38         (0.34)         1.09
Dividends
  (from net investment income) ..........    0.00          0.00          0.00
Distributions (from capital gains) ......   (1.18)         0.00         (1.13)
Return of Capital .......................    0.00          0.00          0.00
                                             ----          ----          ----
   Total Distributions ..................   (1.18)         0.00         (1.13)
Net Asset Value -
   End of Period ........................   $9.82         $9.62         $9.96
Total Return ............................   14.41%        (3.41)%        8.62%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands) ...........   1,510         1,998         2,114
Ratio of Expenses to Average Net Assets .    3.85%         3.60%         2.42%
Ratio of Net Income to Average Net Assets   (1.69)%       (0.87)%       (0.66)%
Portfolio Turnover Rate .................   13.77          4.69          1.52
      * Weighted average used




    The accompanying notes are an integral part of the financial statements.

Maxus Laureate Fund
                                                   Notes to Financial Statements
                                                               December 31, 1995


1.) SIGNIFICANT  ACCOUNTING  POLICIES  The  Fund  is  a  diversified,   open-end
    management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated February 10, 1993. Significant accounting policies of the Fund are presented below:

    SECURITY VALUATION: The Fund intends to invest exclusively in other open-end management investment companies (mutual funds). The investments in mutual funds are carried at market value. The market quotation used for mutual funds is the net asset value on the date on which the valuation is made. The cost of securities sold is determined on the identified cost basis.

    INCOME TAXES: It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

2.) INVESTMENT ADVISORY AGREEMENT The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc, a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.

3.) RELATED PARTY TRANSACTIONS Resource Management,  Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Mutual + Shareholder Services Corporation. Maxus Asset Management was paid $16,939 in investment advisory fees during the twelve months ended December 31, 1995. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $8,467 for distribution expenses. Mutual + Shareholder Services, who provides accounting and shareholder services, received fees totaling $9,044 for services rendered to the Fund for the twelve months ended
    December 31, 1995. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $5,100 for the twelve months ended December 31, 1995 At December 31, 1995, Resource Management owned 10,000 shares in the Fund. Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

4.) CAPITAL STOCK AND DISTRIBUTION At December 31, 1995 an indefinite  number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $1,524,992. Transactions in common stock were as follows:
                      Shares sold ..................   12,041
                      Shares issued to shareholders
                       in reinvestment of dividends.   14,922
                                                       ------
                                                       26,963
                      Shares redeemed ..............   80,976
                                                       ------
                      Net Increase (Decrease) ......  (54,013)
                      Shares Outstanding:
                         Beginning of Period .......  207,793
                                                      -------
                      End of Period ............... 153,780
                                                      =======

Maxus Laureate Fund
                                                  Notes To Financial Statements
                                                              December 31, 1995
    Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

5.) ORGANIZATION COSTS Organization costs are being amortized on a straight line basis over a five year period.

6.) SECURITY TRANSACTION TIMING Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are in the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities.

7.) PURCHASES  AND SALES OF SECURITIES  During the twelve months ended  December
    31, 1995 purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $19,435,502 and $20,253,623 respectively.

8.) FINANCIAL   INSTRUMENTS   DISCLOSURE  There  are  no  reportable   financial
    instruments which have any off-balance sheet risk as of December 31, 1995.

9.) SECURITY  TRANSACTIONS  For  Federal  income  tax  purposes,   the  cost  of
    investments owned at December 31, 1995 was the same as identified cost. At December 31, 1995, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

         Appreciation    (Depreciation)    Net Appreciation (Depreciation)
         ------------    --------------    -------------------------------
            12,107         (20,153)                    (8,046)

10.)RECLASSIFICATION  OF CAPITAL  ACCOUNTS  The Fund has  adopted  Statement  of
    Position 93-2, Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, undistributed net investment loss has been adjusted to paid in capital as of December, 1995 in the following amounts. These restatements did not affect net investment income, net realized gain (loss) or net assets for the year ended December 31, 1995.

                Capital Paid In      Undistributed Net Investment Gain
                ---------------      ---------------------------------
                   (28,773)                        28,773

                                 The Maxus Funds
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               Investment Advisor
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                Board of Trustees
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    Officers
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    Custodian
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 Transfer Agent
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   Distributor
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  Legal Counsel
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     Auditor
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145